FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

February 28, 2005

Mr Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

                        In accordance with the provisions of clauses 9 and 10, 2 of Law 18,045 and Circular 660 of the Superintendency, we inform you of the following material information.

                        The board of directors of the Company at its ordinary meeting held today agreed to modify the company’s present dividend policy from that informed at the last ordinary shareholders’ meeting of Empresa Nacional de Electricidad S.A. held on March 26, 2004.

                        The modification consists of the agreement of the board to propose to the next ordinary shareholders’ meeting to be held on April 8, 2005 that the final dividend be for an amount equivalent to 50% of the net income for the year ended on December 31, 2004.

                        This modification implies increasing the distribution of the earnings for that period from 30 % to 50%, to be formalized by the board resolution adopted today to propose to the ordinary shareholders’ meeting to be held next April to distribute a final dividend amounting to Ch$4.13 (four Chilean pesos and thirteen cents) per share which, if so approved, will paid as from April 18, 2005.

                        Yours Sincerely,

Héctor López Vilaseco
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: February 28, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager